February 22, 2019

Kevin Tang
Chief Executive Officer
Odonate Therapeutics, Inc.
4747 Executive Drive, Suite 510
San Diego, CA 92121

       Re: Odonate Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed February 22, 2019
           File No. 333-229785

Dear Mr. Tang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance